04035016

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Urbi Desarollos Urbanos, S.A. de C.V.

*CURRENT ADDRESS ave. Alvaro Obregon 1137
Nueva, 21100 Mexicali BCN
Mexico

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 34797 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]
DAT : 6/24/04

Audited Financial Information for the Fiscal year 2003

Consolidated Balance Sheets

		4th Q 2003
1	**Total assets**	7,544,599
2	**Total current assets**	6,299,627
3	Cash and cash equivalents	403,230
46	*Cash*	
47	*Certificates of Deposit*	
4	Accounts receivables - trade	1,445,482
5	Other account receivables	114,737
6	Inventories	4,125,141
7	Other current assets	211,037
8	**Long Term assets**	1,244,972
9	Long terms accounts receivables- trade	66,046
10	Investments in non subsidiaries companies	
11	Other long term assets	
12	**Property, machinery and equipment, net**	269,361
13	Real states	60,679
14	Machinery and industrial equipment	213,670
15	Other equipments	212,043
16	Depreciation	217,031
17	Process construction	-
18	**Diferred assets**	
48	*Acrued expenses*	
49	*Goodwill*	
50	*Deferred income tax*	
51	*Others*	
19	**Other assets**	909,565
20	**Total liabilities**	3,557,912
21	**Current liabilities**	2,188,902
52	*Liabilities in foreing exchange*	
53	*Liabilities in mexican pesos*	
22	Suppliers	1,098,394
23	Bank loans	921,948
24	Bonds	-
54	*Commercial paper*	
55	*Mid term bonds*	
56	*Bonds current portion*	
25	Payable Tax	167,676
26	Other current liabilities	884
57	*Other current liabilities with cost*	
58	*Other current liabilities without cost*	884
27	**Long-term liabilities**	1,369,010
59	*Long-term liabilities in foreing exchange*	

RECEIVED
2004 JUN 24 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS
6-30-03

60 *Long-term liabilities in mexican pesos*	
28 Loan banks	369,443
29 Bonds	800,000
61 *Other liabilities*	
62 *Mid term bonds*	
30 Other credits	199,567
63 *Other credits with cost*	
64 *Other credits without cost*	*199,567*
31 **Diferred credits**	
65 *Goodwill*	
66 *Deferred income tax*	*1,466,821*
67 *Others*	
32 **Other liabilities**	**1,057**
68 *Other provisions*	
69 *Other liabilities*	*1,057*
33 **Stockholders' equity**	**2,518,809**
34 **Minority interest**	
35 **Majority stockholders' equity**	**2,518,809**
36 **Common stock**	**161,054**
37 Common stock paid	720
38 Common stock updated	144,930
39 Additional paid in capital	15,404
40	
41 **Stockholder' equity gain (loss)**	**2,357,755**
42 Retained earnings	2,075,838
43	-
44 Deficit from restatement of stockholders'equity	(330,592)
70	-
71 Deficit from restatement of stockholders'equity	*(330,592)*
45 Net income	612,509
72 Working capital	4,110,725
73	
74 Numers of executives *	37
75 Numbers of employees*	1,641
76 Numbers of workers*	4,846
77 Número de Acciones en Circulación*	
78	

(*) information in units

Consolidate Statement of Income

1	**Sales**	**5,232,911**
21	*National*	*5,232,911*
22	*Foreign*	
23	*Convertions into U.S. Dollars****	
2	Cost of sales	3,535,874
3	**Gross profit**	**1,697,037**
4	General and administrative expenses	565,418
5	**Operating Result**	**1,131,619**
6	Comprehensive result of financing	(168,021)
24	*Interes expenses*	*(210,042)*
25	*Foreign exchange loss*	*(24,970)*
26	*Interest income*	*10,935*
27	*Foreign exchange gain*	*9,730*
28	*Monetary gain*	*47,599*
42	*UDIS updated loses*	*(1,322)*
43	*UDIS updated gains*	*49*
7	**Result after comprehensive result of financing**	**963,598**
8	Other financial operation	(6,024)
29	*Other income (expenses) net*	*(6,024)*
30		
31		
9	**Result before income tax and asset tax**	**957,574**
10	Taxes provision and employee profit sharing	345,065
32	*I.S.R.*	*17,453*
33	*Deferred I.S.R.*	*327,612*
34	*P.T.U.*	-
35	*Deferred P.T.U.*	
11	**Net result after income tax and asset tax**	**612,509**
12	Results of non subsidiaries companies	
13	**Net result for continuing operations**	**612,509**
14	Results for discontinuing operations	
15	**Net result before extraordinary parties**	**612,509**
16	Extraordinary parties expenses (income) net	
17		
18	**net income**	**612,509**
19	Minority interest	
20	**Mayoritary net result**	**612,509**
36	Total sales	5,232,910
37		-
38	Net sales**	5,232,911
39	Results of operations**	1,131,619
40	Mayoritary net results**	612,509
41	Net result**	612,509

Consolidate Statements of Changes in Financial Position

1	**Net result**	**612,509**
	Add items not requirning	
2	the use of cash	363,420
	Depreciation and	
13	*amortization of the period*	*35,504*
	Increment (Decre.) in Net	
14	*labor obligation*	
	Loss (gain) net in foreign	
15	*exchanges*	
	Loss (gain) Net for liabilities and assets	
16	*updates*	
17	*Other parties*	*327,916*
	Cash flow derived from	
3	**net result of the period**	**975,929**
	Change in the working	
4	capital	(1,867,705)
	Decrement (Incre.) in	
18	*account receivables*	*(378,206)*
	Decrement (Incre.) in	
19	*Inventaries*	*(1,978,765)*
	Decrement (Incre.) Other accounts receivables, prepaid expenses and	
20	*other assets*	*(5,796)*
	Increment (Decre.) in	
21	*suppliers*	*501,902*
	Increment (Drecre.) in	
22	*Other liabilities*	*(6,840)*
	Resources (used in) provides by operating	
5	**activities**	**(891,776)**
	Change in external	
6	financial activities	1,038,248
	+Bank loans and bond in	
23	*short-term debt*	
	+Bank loans and bonds in	
24	*long-term debt*	*1,050,527*
25		
26	*+Other financing*	*(12,279)*
	-Amortization of bank	
27	*financing*	
	-Amortization of financing	
28	*Bonds*	
	-Amortization of other	
29	*financing*	
	Change in own financial	
7	activities	(32,932)
	Increment (Decre.)	
30	*common stock*	*(32,932)*
31		
32	Additional paid in capital	
33		
	Resources provided by (Used in) financial	
8	**activities**	**1,005,316**
	Resources provided by (Used in) investing	
9	**activities**	**(127,424)**
34		

35	-Adquisition of property, machinary and equipment, net	(127,424)
36	Increment in progress construction	
37		
38		
39	Other parties	
10	Net increase (decrease) in cash and cash equivalent	(13,884)
11	Cash and cash equivalent	417,114
12	Cash and cash equivalent at the end of the period	403,230

ANNEX C (20)

RECEIVED
2004 JUN 24 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

First Fiscal Quarter of 2004

Consolidated Balance Sheets

		1st Q 2004
1	**Total assets**	7,598,433
2	**Total current assets**	7,236,019
3	Cash and cash equivalents	168,906
46	*Cash*	
47	*Certificates of Deposit*	
4	Accounts receivables - trade	1,571,373
5	Other account receivables	134,412
6	Inventories	5,164,221
7	Other current assets	197,107
8	**Long Term assets**	362,414
9	Long terms accounts receivables- trade	70,265
10	Investments in non subsidiaries companies	
11	Other long term assets	
12	**Property, machinery and equipment, net**	281,484
13	Real states	64,525
14	Machinery and industrial equipment	215,142
15	Other equipments	222,878
16	Depreciation	221,061
17	Process construction	-
18	**Diferred assets**	
48	*Acrued expenses*	
49	*Goodwill*	
50	*Deferred income tax*	
51	*Others*	
19	**Other assets**	10,665
20	**Total liabilities**	5,173,821
21	**Current liabilities**	2,127,638
52	*Liabilities in foreing exchange*	
53	*Liabilities in mexican pesos*	
22	Suppliers	1,059,380
23	Bank loans	825,008
24	Bonds	-
54	*Commercial paper*	
55	*Mid term bonds*	
56	*Bonds current portion*	
25	Payable Tax	236,263
26	Other current liabilities	6,987
57	*Other current liabilities with cost*	
58	*Other current liabilities without cost*	6,987
27	**Long-term liabilities**	1,490,889
59	*Long-term liabilities in foreing exchange*	

29 Bonds	800,000
61 *Other liabilities*	
62 *Mid term bonds*	
30 Other credits	347,911
63 *Other credits with cost*	
64 *Other credits without cost*	*347,911*
31 Diferred credits	**1,554,037**
65 *Goodwill*	
66 *Deferred income tax*	*1,554,037*
67 *Others*	
32 Other liabilities	**1,057**
68 *Other provisions*	
69 *Other liabilities*	*1,057*
33 Stockholders' equity	**2,424,812**
34 Minority Interest	
35 Majority stockholders' equity	**2,424,812**
36 Common stock	**133,883**
37 Common stock paid	720
38 Common stock updated	117,518
39 Additional paid in capital	15,645
40	
41 Stockholder' equity gain (loss)	**2,290,929**
42 Retained earnings	2,476,293
43	-
44 Deficit from restatement of stockholders'equity	(332,378)
70	-
71 *Deficit from restatement of stockholders'equity*	*(332,378)*
45 Net income	147,014
72 Working capital	5,108,381
73	
74 Numers of executives *	38
75 Numbers of employees*	1,671
76 Numbers of workers*	3,897
77 Número de Acciones en Circulación*	-
78	-

(*) information in units

Consolidate Statement of Income

1	**Sales**	1,136,309
21	*National*	*1,136,309*
22	*Foreign*	
23	*Convertions into U.S. Dollars****	
2	Cost of sales	766,686
3	**Gross profit**	369,623
4	General and administrative expenses	121,121
5	**Operating Result**	248,502
6	Comprehensive result of financing	(18,948)
24	*Interes expenses*	*(58,705)*
25	*Foreign exchange loss*	*(5,097)*
26	*Interest income*	*2,894*
27	*Foreign exchange gain*	*8,157*
28	*Monetary gain*	*33,799*
42	*UDIS updated loses*	*(21)*
43	*UDIS updated gains*	*25*
7	**Result after comprehensive result of financing**	229,554
8	Other financial operation	1,506
29	*Other income (expenses) net*	*1,506*
30		
31		
9	**Result before income tax and asset tax**	231,060
10	Taxes provision and employee profit sharing	84,046
32	*I.S.R.*	-
33	*Deferred I.S.R.*	*84,046*
34	*P.T.U.*	-
35	*Deferred P.T.U.*	
11	**Net result after income tax and asset tax**	147,014
12	Results of non subsidiaries companies	
13	**Net result for continuing operations**	147,014
14	Results for discontinuing operations	
15	**Net result before extraordinary parties**	147,014
16	Extraordinary parties expenses (income) net	
17		
18	**net income**	147,014
19	Minority interest	
20	**Mayoritary net result**	147,014
36	Total sales	1,136,308
37		-
38	Net sales**	5,486,591
39	Results of operations**	1,186,824
40	Mayoritary net results**	646,929
41	Net result**	646,929

Consolidate Statements of Changes in Financial Position

1	**Net result**	**147,014**
2	**Add items not requirring the use of cash**	**93,681**
13	*Depreciation and amortization of the period*	*9,635*
14	*Increment (Decre.) In Net labor obligation*	
15	*Loss (gain) net in foreign exchanges*	
16	*Loss (gain) Net for liabilities and assets updates*	
17	*Other parties*	*84,046*
3	**Cash flow derived from net result of the period**	**240,695**
4	Change in the working capital	(23,761)
18	*Decrement (Incre.) in account receivables*	*(97,667)*
19	*Decrement (Incre.) in Inventaries*	*(77,731)*
20	*Decrement (Incre.) Other accounts receivables, prepaid expenses and other assets*	*(26,585)*
21	*Increment (Decre.) in suppliers*	*88,952*
22	*Increment (Drecre.) in Other liabilities*	*89,270*
5	**Resources (used In) provides by operating activities**	**216,934**
6	Change in external financial activities	(156,241)
23	*+Bank loans and bond in short-term debt*	
24	*+Bank loans and bonds in long-term debt*	*(156,241)*
25		
26	*+Other financing*	
27	*-Amortization of bank financing*	
28	*-Amortization of financing Bonds*	
29	*-Amortization of other financing*	
7	Change in own financial activities	(283,958)
30	*Increment (Decre.) common stock*	*(283,958)*
31		
32	Additional paid in capital	
33		
8	**Resources provided by (Used In) financial activities**	**(440,199)**
9	**Resources provided by (Used In) Investing activities**	**(17,388)**
34		

	-Adquisition of property, machinary and equipment,	
35	net	(17,388)
	Increment in progress	
36	construction	
37		
38		
39	Other parties	
	Net increase (decrease) in	
10	cash and cash equivalent	(240,653)
11	Cash and cash equivalent	409,559
	Cash and cash equivalent	
12	at the end of the period	168,906